Filed by Sanofi-Synthélabo
Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of 1933, as amended

Subject Company: Aventis
Commission File No. 001-10378
Date: April 27, 2004

On April 27, 2004, Sanofi-Synthelabo issued the following press release.

     In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no: 333-112314), which includes a prospectus/offer to exchange and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the prospectus/offer to exchange, the related exchange offer materials and the Statement on Schedule TO, and any other relevant documents filed with the SEC, as well as any amendments and supplements (including any supplement relating to Sanofi-Synthélabo’s revised offer), because they contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus/offer to exchange and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchnage as soon as practicable.

* * * *

Investor Relations	Paris, April 27, 2004

APPROVAL BY THE EUROPEAN COMMISSION OF THE PLANNED ACQUISITION OF
AVENTIS BY SANOFI-SYNTHELABO

Sanofi-Synthelabo expresses its satisfaction following yesterday’s decision of the European Commission, authorising the
Sanofi-Synthelabo/Aventis transaction.

This decision, which confirms the accuracy of Sanofi-Synthelabo’s analysis, shows in particular the complementary nature of the combined group’s existing product portfolio.

As anticipated when the offers were announced in January 2004, the divestments agreed with the Commission involve products which represent only a small percentage of the combined sales of the Sanofi-Synthelabo and Aventis group. These divestments are described in the Commission’s press release.

In accordance with article 7 of the COB rule no. 2002-04, this document was transmitted to the Autorité des marchés financiers (AMF) before its publication.

Important Information: In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus/offer to exchange, and will file additional documents with the United States Securities and Exchange Commission (SEC) Investors are urged to read the registration statement, including the prospectus/offer to exchange, and any other relevant documents filed with the SEC, including all amendments and supplements (including any supplement relating to its revised offers), because they contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. The prospectus/offer to exchange and other transaction-related documents are being mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com. In connection with its revised offer, Sanofi-Synthelabo intends to distribute a supplement to the prospectus/offer to exchnage as soon as practicable.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus (note d’information), which has been granted visa number 04-0090 by the AMFand which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l’Arche, 75450 Paris Cedex 9 and to all other appropriate documents relating to the French offer filed with the AMF.

The public offer to holders of Aventis ordinary shares located in Germany (the “German Offer”) is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Grüneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 — 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthélabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (N° 04-0391) at www.amf-france.org or directly from Sanofi-Synthélabo on our web site at: www.sanofi-synthelabo.com.

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US
Anne d’Halluin-Sulzer	Investor Relations

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe	US
Tel : + 33 1 53 77 45 45	Tel. :	+1 212 551 42 93
Fax : + 33 1 53 77 42 96	Fax :	+1 212 551 49 92